Anise, L.L.C.

1001 Walnut

Kansas City, Missouri 64106

(816) 303-4500

October 17, 2005

Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington D.C. 20549-0303

RE:	Boston Financial Qualified Housing Tax Credits L.P. IV Schedule TO filed September 20, 2005, by Anise, L.L.C. (the "Tender Offer") File No. 5-80100

With respect to the Tender Offer, Anise, L.L.C. (“Anise”) acknowledges as follows:

•	Anise is responsible for the adequacy and accuracy of the disclosure in the filings.
•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "SEC") from taking any action with respect to the filing.

•	Anise may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ANISE, L.L.C.

By:          /s/ Michele Berry

Michele Berry, Manager

Christopher J. Garlich Trust

By:          /s/ Christopher J. Garlich

Christopher J. Garlich Trustee

/s/ Christopher J. Garlich

Christopher J. Garlich

/s/ Jose L. Evans

Jose L. Evans

/s/ Denise Evans

Denise Evans